UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

November 9, 2006

Deutsche Telekom’s business stabilizes within Germany and grows internationally

•                  New Deutsche Telekom rates proving extremely popular in Germany

•                  Deutsche Telekom records net profit of EUR 4 billion in the first nine months, net profit adjusted for special factors of EUR 3 billion

•                  Net revenue up by 3.1 percent, from EUR 44.1 billion in the first nine months of 2005 to EUR 45.5 billion in the first nine months of 2006.

•                  Free cash flow before dividend payments EUR 3.3 billion in the first nine months

•                  Group EBITDA adjusted for special factors at EUR 14.9 billion for the nine-month period, adjusted EBITDA at EUR 5.1 billion in the third quarter

•                  Guidance for 2006 confirmed

•                  Net debt reduced from EUR 40.8 billion in third quarter of 2005 to EUR 38.3 billion

•                  T-Com reports around 1.8 million new contracts since marketing of its 3x3 rates portfolio began in mid-September 2006

•                  Proportion of DSL lines marketed by T-Com over 50 percent in October

•                  T-Mobile attracts over 500,000 subscribers with new rates since the start of September

With the third quarter of 2006 at a close, Deutsche Telekom is on course to meet its targets for the year as a whole. In Germany revenues stabilized, while continuing to grow internationally.

Adjusted Group EBITDA is firmly on course to reach the full-year target of between EUR 19.2 and EUR 19.7 billion.

Net revenue in the first three quarters of 2006 rose to EUR 45.5 billion from EUR 44.1 billion in the previous year - an increase of 3.1 percent. Adjusted Group EBITDA climbed by EUR 5.1 billion in the third quarter to reach a total of EUR 14.9 billion. “After the first nine months of 2006, we are clearly on track to meeting our targets for the full year,” said Kai-Uwe Ricke, Chairman of Deutsche Telekom’s Board of Management.

The Group’s international revenue increased by 6.5 percent in the third quarter to EUR 7.1 billion year-on-year. This brings the share of revenue generated with international business to 45.8 percent compared with 44.2 percent in the third quarter of 2005. The 2.8 percent growth in the Group’s net revenue from EUR 15.1 billion to EUR 15.5 billion was again primarily attributable to the positive developments in the Mobile Communications strategic business area, where revenues climbed 6.8 percent year-on-year in the third quarter of 2006. Mobile Communications made by far the largest contribution to the Group’s total net revenue of approximately 52 percent.

The development of revenue stabilized in Germany. Whereas in 2005 revenue had declined by 1.4 percent from the second to the third quarter, it increased slightly in the same period in 2006 even when adjusted for a positive revenue deferral effect in the Broadband/Fixed Network area. Revenues also stabilized compared with the other quarters of 2006: The first quarter of 2006 saw a year-on-year decrease of 3.6 percent, the second quarter 4.4 percent, and in the third quarter the decrease slowed to 2.3 percent adjusted for the aforementioned one-time effect.

Net profit was EUR 4.0 billion after nine months, compared with EUR 4.6 billion in the same period last year. Adjusted for special factors, net profit at the end of the third quarter of 2006 was around EUR 3.0 billion, compared with EUR 3.6 billion in the prior-year period. The free cash flow before dividend payments amounted to EUR 3.3 billion for the first nine months. Net debt was reduced by 1.4 percent compared with the second quarter of 2006 to approximately EUR 38.3 billion.

The Group confirmed the guidance it had issued at the close of the first half-year 2006: Adjusted EBITDA of between EUR 19.2 billion and EUR 19.7 billion is expected for 2006. For the 2007 financial year, Deutsche Telekom again anticipates modest revenue growth and adjusted EBITDA of between EUR 19.7 and EUR 20.2 billion including Polish mobile communications operator PTC, which will have been fully consolidated for a full year for the first time. Free cash flow before dividend payments will amount to at least EUR 5 billion in 2006 - not including investments in US mobile spectrum. Free cash flow before dividend payments of EUR 6 billion is expected for 2007. Deutsche Telekom is budgeting capital expenditure of EUR 9 billion in 2006 and EUR 7.5 billion to EUR 8 billion net for 2007.

Stabilization of business in Germany: Measures are taking effect

“In mid-September we launched the best reform of our calling plans ever. Since its introduction seven weeks ago we have netted around 1.8 million orders for the new 3x3 fixed-network calling plans. And in mobile communications, we managed to win 500,000 new contracts,” said Ricke.

In the Broadband/Fixed Network business area, bundled products that could only be introduced after the merger with T-Online and the successful marketing of the new 3x3 rates had a positive impact. New DSL customers accounted for almost 19 percent of the total DSL business in the third quarter of 2006 compared with only around 4 percent in the second quarter.

By the beginning of November, around 1.8 million orders had been placed with T-Com for one of the new 3x3 rates. The figures for October showed that the positive trend in the DSL business recorded in the third quarter of 2006 is accelerating: The proportion of new DSL lines connected to T-Com’s network that were marketed by T-Com topped 50 percent in the first month of the fourth quarter. “This clearly reflects a turnaround. We have clearly gained new strength in competition,” said Kai-Uwe Ricke.

More than 500,000 mobile communications customers opted for one of the new Relax 50 to Relax 1000 or Max and Basix rates introduced in fall 2006.

International business continues its growth course

The US mobile communications business was the revenue driver in international business with gains of 18.2 percent in the first nine months of the year. T-Mobile UK also posted revenue growth with an increase of 8.5 percent in the first three quarters of 2006. At the end of the third quarter, T-Mobile had approximately 61 million mobile customers in Europe (excluding Germany) and the United States. With 802,000 net additions, 773,000 of them contract subscribers, T-Mobile USA made the largest contribution to customer growth in this business area. “We have managed to regain the kind of growth in the United States that we saw in the past, despite the switchover to two-year contracts in spring,” emphasized Mr. Ricke.

T-Mobile USA once again made the largest contribution to EBITDA from mobile communications at around 39 percent, followed by Germany at roughly 34 percent.

Outside Germany, the Broadband/Fixed Network strategic business area is benefiting from the buoyant growth of the broadband markets. Almost 1.2 million broadband lines were in operation outside Germany at the end of September 2006, representing an increase of just under 140 percent over the previous year. Internationally, Business Customers revenues increased by 26 percent year-on-year in the third quarter, a distinctly positive development once again.

Telekom 2010: Implementation programs launched

The CEO of Deutsche Telekom has defined more clearly the Telekom 2010 program announced in September. A cost-cutting program designed to achieve savings of EUR 2 billion next year will strengthen the company’s focus on efficiency so that it is in a strong position to compete in the future. These savings are then expected to increase to approximately EUR 5 billion by 2010. With this target figure in mind, Deutsche Telekom has already identified specific measures in the Group’s current planning to save EUR 4.2 to 4.7 billion. This will help generate adjusted EBITDA in line with the guidance in the coming year. The company also anticipates proceeds of around EUR 3 billion from asset disposals in the next three years, which will be reinvested in the business areas’ projects for the future.

Strategic business areas - Germany

Mobile Communications

The number of new customers at T-Mobile Deutschland rose in the third quarter of 2006 in spite of sustained intense competition. Of the 236,000 net additions, 150,000 opted for a fixed-term contract. The number of customers in Germany with Relax rates increased by 234,000 in the third quarter to 3.3 million. At September 30, T-Mobile had approximately 30.7 million customers in Germany, around 7 percent more than at the same time last year.

The new calling plans introduced in September proved hugely popular, with over 500,000 customers choosing one of the new rates launched in fall 2006. The T-Mobile@home calling plan, which was introduced in the spring, had some 808,000 customers at the end of September, while 834,000 customers throughout Europe were using the web’n’walk option, 538,000 of them in Germany.

Although revenue in the third quarter was down 4.1 percent year-on-year at EUR 2.1 billion, it clearly increased by around 3 percent each quarter over the course of the year. At 42.1 percent, the EBITDA margin at T-Mobile Deutschland in the third quarter was much higher than the 39.4 percent in the first six months and was on a par with the third quarter of the previous year.

Broadband/Fixed Network

The Broadband/Fixed Network business area continued to record strong growth in broadband business. In Germany, around 9.4 million DSL lines provided by T-Com were in operation at the end of September 2006. This represents an increase of 439,000 DSL lines in the third quarter of 2006 and a rise of around 30 percent year-on-year. The Broadband/Fixed Network business area reported a substantial upturn in its DSL retail ratio, or the proportion of lines marketed by T-Com to the total number of broadband lines activated in the third quarter. This proportion improved from just under 4 percent in the prior quarter to almost 19 percent (81,000 net adds). The improvement reflects the success of the double flat rate for telephony and Internet access, which was implemented following the merger of T-Online into Deutsche Telekom on June 6, and the successful marketing of the new 3x3 rates. The total number of DSL resale lines rose by 358,000 to 2.9 million in the third quarter.

Revenue in Germany declined 5.9 percent year-on-year to EUR 16.4 billion in the first nine months of 2006. This drop is due to lower call revenues and line losses, but also to a decline in revenues from interconnection services and lower prices for Internet access. An adjustment of the customer retention period had a positive effect on revenue of around EUR 0.2 billion in the third quarter of 2006. T-Com once again reported strong growth with DSL rates in the third quarter, recording 346,000 new customers. T-Com had 5.4 million DSL rate customers in Germany at the reporting date, an increase of more than 35 percent year-on-year.

Broadband/Fixed Network posted adjusted EBITDA of EUR 6.1 billion in Germany for the first three quarters of 2006. The adjusted EBITDA margin remained almost stable at 37.3 percent for the first nine months of 2006 compared with 37.8 percent in the previous year.

Business Customers

In the first nine months of 2006, the Business Customers strategic business area was exposed to increasingly intense competition as well as a prolonged slump in prices in the traditional telecommunications business. Revenue in Germany fell by 5 percent compared with the prior-year period to EUR 7.8 billion. Revenue in the third quarter was down 4.6 percent on the same quarter in 2005 to EUR 2.6 billion.

The Business Services unit, which serves large and medium-sized customers, experienced an upswing in its IT business of 58 percent year-on-year. Business with IP telecommunications services in this area also boomed, yet was unable to compensate for the price pressure in the area of conventional data communications.

In the Enterprise Services area, which provides ITC services for corporate groups and large public institutions, domestic revenues fell by almost 6.9 percent year-on-year in the first three quarters of 2006 to approximately EUR 4.5 billion, mainly as a result of lower revenues from telecommunications services and the area of Desktop Services. Revenues nevertheless improved by 1 percent in the third quarter compared with the previous quarter.

The year-on-year decrease in adjusted domestic EBITDA was 27 percent in the first nine months of 2006 and 35 percent in the third quarter. Here, too, the unrelenting, strong price and competitive pressure left their mark, as did lower margins and increased cost pressure on companies.

Strategic business areas - International

Mobile Communications

The Mobile Communications business area continued to profit from its national companies in Europe and the United States in the third quarter of 2006. International revenue rose by 14.6 percent year-on-year to EUR 17.6 billion. Adjusted EBITDA increased by around 5 percent. The US business was the revenue driver at Mobile Communications, posting gains of 18.2 percent in the first three quarters of the year. In the third quarter, T-Mobile USA’s revenues grew by 10.2 percent, or 15.1 percent when calculated in dollars. T-Mobile USA once again made the largest contribution to EBITDA from mobile communications at around 39 percent.

With 802,000 net additions, 773,000 of them contract customers, T-Mobile USA also made the largest contribution to customer growth in this business area. T-Mobile UK also posted revenue growth of 8.5 percent over the first three quarters. Revenue improved by 10.1 percent in the third quarter as a result of the success of intensified marketing of the Flex rates. Over 1 million customers have now opted for the rate, which has a fixed term of 18 months. T-Mobile UK’s EBITDA margin of 28 percent in the third quarter was significantly higher than in the first six months of the year (15.6 percent).

T-Mobile’s subsidiaries in the Czech Republic, Croatia, and Slovakia continued to record double-digit revenue growth rates and substantial customer growth in the first nine months of the year.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area is benefiting from the buoyant growth of the broadband markets outside Germany, too. The number of broadband lines increased by 172,000 in the third quarter of 2006. There were a total of 843,000 lines in Eastern Europe, 92,000 more than in the previous quarter. Almost 1.2 million broadband lines were in operation outside Germany at the end of September 2006, representing an increase of around 140 percent over the previous year. The first IPTV services were launched in France, Hungary, and Croatia in the third quarter of 2006 to develop the IPTV market of the future in Europe as well. IPTV services are in preparation in Slovakia and Spain.

Outside Germany, revenue increased by 1.6 percent to approximately EUR 2.1 billion as a result of the broadband growth and the first-time consolidation of certain companies. Adjusted EBITDA in the Broadband/ Fixed Network business area fell by EUR 0.1 billion to EUR 0.6 billion. This is largely attributable to higher expenses for advertising and sales campaigns in the broadband area, the change in the recognition of customer acquisition costs, and the progressive network roll-out in Western Europe.

Business Customers

International Business Customer revenues again showed a distinct positive trend in the third quarter compared with the previous year, rising by 26 percent. The consolidation of gedas in the second quarter of 2006 was one of the principal contributory factors. This development also reflects the success of T-Systems’ consistently international focus. Business Customers, for example, won two large international contracts in Spain in the third quarter with the establishment of an IT system for the Madrid city tax authorities and the provision of all PC workstations and services for Airbus in Spain.

The Deutsche Telekom Group at a glance:

	Q3 2006 millions of €	Q3 2005 millions of €	Change %	January - September 2006 millions of €	January - September 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	15,480	15,056	2.8	45,452	44,087	3.1	59,604
- Domestic	8,386	8,397	(0.1)	24,733	25,425	(2.7)	34,183
- International	7,094	6,659	6.5	20,719	18,662	11.0	25,421
Profit before income taxes	1,271	3,174	(60.0)	4,334	6,866	(36.9)	6,212
Adjusted profit before income taxes							7,699
Net profit	1,945	2,442	(20.4)	4,029	4,595	(12.3)	5,584
Adjusted net profit	980	1,490	(34.2)	2,992	3,641	(17.8)	4,663
EBITDA	4,741	5,380	(11.9)	14,378	15,383	(6.5)	20,119
EBITDA adjusted for special factors	5,099	5,501	(7.3)	14,886	15,530	(4.1)	20,729
Net cash from operating activities	3,553	4,267	(16.7)	9,241	10,082	(8.3)	14,998
Free cash flow before dividend payments	1,603	2,581	(37.9)	3,322	3,481	(4.6)	5,729
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	1,950	1,686	15.7	5,919	6,601	(10.3)	9,269
Net debt at balance sheet date				38,269	40,795	(6.2)	38,639
Number of employees at balance sheet date				250,483	243,418	2.9	243,695

Mobile Communications at a glance:

	Q3 2006 millions of €	Q3 2005 millions of €	Change %	January - September 2006 millions of €	January - September 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	8,169	7,648	6.8	23,600	21,591	9.3	29,452
Net revenue	7,979	7,409	7.7	23,061	20,902	10.3	28,531
Profit from operations	1,390	1,540	(9.7)	3,528	3,731	(5.4)	3,005
EBITDA	2,677	2,725	(1.8)	7,320	7,232	1.2	9,701
Adjusted EBITDA	2,682	2,730	(1.8)	7,325	7,284	0.6	9,772
Average number of employees	54,055	49,101	10.1	52,723	49,095	7.4	49,479

Broadband/Fixed Network at a glance:

	Q3 2006 millions of €	Q3 2005 millions of €	Change %	January - September 2006 millions of €	January - September 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	6,196	6,469	(4.2)	18,498	19,493	(5.1)	26,035
Domestic	5,493	5,762	(4.7)	16,402	17,429	(5.9)	23,249
International	703	707	(0.6)	2,096	2,064	1.6	2,786
Net revenue	5,196	5,400	(3.8)	15,488	16,278	(4.9)	21,731
Profit from operations	1,132	1,401	(19.2)	3,648	4,244	(14.0)	5,142
EBITDA	2,062	2,389	(13.7)	6,519	7,254	(10.1)	9,176
Adjusted EBITDA	2,237	2,437	(8.2)	6,753	7,310	(7.6)	9,859
Average number of employees	109,114	112,893	(3.3)	109,781	113,092	(2.9)	112,872

Following the merger of T-Online International AG into Deutsche Telekom AG T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

Business Customers at a glance:

	Q3 2006 millions of €	Q3 2005 millions of €	Change %	January - September 2006 millions of €	January - September 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	3,125	3,143	(0.6)	9,282	9,468	(2.0)	12,850
Enterprise Services	2,054	2,039	0.7	6,055	6,166	(1.8)	8,370
Business Services	1,071	1,104	(3.0)	3,227	3,302	(2.3)	4,480
Net revenue	2,219	2,178	1.9	6,658	6,707	(0.7)	9,058
New orders	2,690	2,779	(3.2)	9,456	9,756	(3.1)	13,618
Profit from operations	27	198	(86.4)	163	567	(71.3)	409
EBITDA	250	412	(39.3)	835	1,221	(31.6)	1,305
Adjusted EBITDA	311	446	(30.3)	978	1,261	(22.4)	1,586
Average number of employees	57,207	51,897	10.2	55,318	51,646	7.1	51,744

Group Headquarters & Shared Services at a glance:

	Q3 2006 millions of €	Q3 2005 millions of €	Change %	January - September 2006 millions of €	January - September 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	942	867	8.7	2,707	2,603	4.0	3,505
Net revenue	86	69	24.6	245	200	22.5	284
Loss from operations	(565)	(342)	(65.2)	(930)	(841)	(10.6)	(840)
EBITDA	(242)	(129)	(87.6)	(240)	(232)	(3.4)	88
Adjusted EBITDA	(126)	(95)	(32.6)	(121)	(233)	48.1	(335)
Average number of employees	29,858	29,633	0.8	29,861	30,166	(1.0)	29,931

For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to ‘Reconciliation of pro forma figures’ in the Group Report on the first three quarters of 2006.

Development of customer numbers in the first three quarters of 2006:

	Sept. 30, 2006 thousands	Sept. 30, 2005 thousands	Change thousands	Change %	FY 2005
Deutsche Telekom Group telephone lines incl. channels(1)	52,345	55,482	(3,136)	(5.7)	54,836
Broadband/Fixed Network
Total broadband lines (in operation)	10,587	7,754	2,832	36.5	8,559
Germany DSL(2)	9,402	7,257	2,145	29.6	7,918
of which resale(3)	2,897	1,114	1,783	160.1	1,592
International(4)	1,185	497	688	138.4	641
Total broadband rates(5)	6,979	4,939	2,040	41.3	5,531
Total narrowband lines (in operation)	39,498	41,675	(2,176)	(5.2)	41,243
Germany(6)	33,695	35,614	(1,919)	(5.4)	35,241
Standard analog lines	24,514	25,680	(1,166)	(4.5)	25,470
ISDN lines	9,181	9,935	(753)	(7.6)	9,771
Central and Eastern Europe	5,803	6,060	(257)	(4.2)	6,002
Magyar Telekom(7)	3,011	3,205	(194)	(6.1)	3,150
Slovak Telecom	1,155	1,181	(26)	(2.2)	1,177
T-Hrvatski Telekom	1,637	1,674	(37)	(2.2)	1,675
Internet customers with a billing relationship (total)(8)	15,921	14,959	962	6.4	15,243
Mobile customers(9)	91,571	84,080	7,491	8.9	87,645
T-Mobile Deutschland(10)	30,651	28,713	1,938	7.0	29,523
T-Mobile UK(11)	16,660	16,313	347	2.1	17,158
T-Mobile USA	24,139	20,302	3,820	19.0	21,690
T-Mobile Austria(9)	3,157	3,043	114	3.7	2,090
T-Mobile Netherlands	2,466	2,295	171	7.0	2,317
T-Mobile Czech Republic	4,823	4,553	270	6.0	4,634
T-Mobile Hungary	4,307	4,095	212	5.0	4,194
T-Mobile Hrvatska	2,076	1,736	340	20.0	1,903
T-Mobile Slovensko	2,096	1,916	180	9.0	2,022
Other(12)	1,197	1,114	83	7.5	1,085

(1)             Telephone lines of the Group (including ISDN channels), including for internal use.

(2)             Broadband lines excluding lines for internal use.

(3)             Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(4)             Includes customers with broadband lines on proprietary network.

(5)             Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) und T-Online France (Club Internet).

(6)             Telephone lines excluding internal use and public telecommunications, including wholesale services.

(7)             Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro (from September 26, 2006 Crnogorski Telekom). Prior-year comparatives have not been adjusted.

(8)             Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go). Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) und T-Online France (Club Internet). Iskon Internet d.d. is consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006. Prior-year comparatives have not been adjusted.

(9)             One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006.

(10)       The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 comprises 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other T-Mobile companies. Prior-year comparatives have not been adjusted.

(11)       Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Group report for the first quarter of 2006.

(12)       “Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET)

Development of customer numbers in the third quarter of 2006:

	Q3 2006 thousands	Q3 2005 thousands	Change thousands	Change %
Broadband/Fixed Network
Total broadband lines (in operation)	611	638	(27)	4.2
Germany DSL(1)	439	525	(86)	(16.4)
of which resale(2)	358	379	(21)	(5.5)
International(3)	172	113	59	52.2
Total broadband rates(4)	486	471	(15)	3.2
Total narrowband lines (in operation)	(584)	(445)	(139)	(31.2)
Germany(5)	(538)	(355)	(183)	(51.5)
Standard analog lines	(345)	(177)	(168)	(94.9)
ISDN lines	(194)	(178)	(17)	(9.0)
Central and Eastern Europe	(46)	(90)	44	48.9
Magyar Telekom(6)	(34)	(75)	41	54.7
Slovak Telecom	(7)	(17)	10	58.8
T-Hrvatski Telekom	(5)	2	(7)	4.9
Mobile customers(7)	1,272	1,880	(608)	(32.3)
T-Mobile Deutschland(8)	236	530	(294)	(55.5)
T-Mobile UK(9)	(202)	(2)	(200)	(101.0)
T-Mobile USA	802	1,058	(256)	(24.2)
T-Mobile Austria(7)	44	3	41	n.a.
T-Mobile Netherlands	85	44	41	93.2
T-Mobile Czech Republic	88	90	(2)	(2.2)
T-Mobile Hungary	28	14	14	200.0
T-Mobile Hrvatska	54	85	(31)	(36.5)
T-Mobile Slovensko	62	12	50	n.a.
Other(10)	77	45	32	71.1

(1)             Broadband lines excluding lines for internal use.

(2)             Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(3)             Includes customers with broadband lines on proprietary network.

(4)             Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) und T-Online France (Club Internet).

(5)             Telephone lines excluding internal use and public telecommunications, including wholesale services.

(6)             Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro (from September 26, 2006 Crnogorski Telekom). Prior-year comparatives have not been adjusted.

(7)             One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006.

(8)             The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 comprises 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other T-Mobile companies. Prior-year comparatives have not been adjusted.

(9)             Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Group report for the first quarter of 2006.

(10)       “Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

This press release (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges totaling approximately EUR 3.3 billion.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations website at [www.deutschetelekom.com.]

© 2006 Deutsche Telekom AG

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 14, 2006